Execution Version

AMENDMENT NO. 1 TO

STOCK PURCHASE AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Stock Purchase Agreement (defined below) is made as of August 13, 2014, by and between AT&T INC., a Delaware corporation (“Seller”) and FRONTIER COMMUNICATIONS CORPORATION, a Delaware corporation (“Buyer” and, together with Seller, the “Parties”).

WHEREAS, the Parties entered into that certain Stock Purchase Agreement, dated as of December 16, 2013 (the “SPA”); and

WHEREAS, the Parties desire to amend the SPA.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree that the SPA shall be amended as follows:

1.	Amendment to Section 3.3 of the SPA. Section 3.3 of the SPA is deleted and replaced with the following:

Closing. The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 at 10:00 a.m. New York City time on the later of (i) October 24, 2014 and (ii) subject to clause (b) of the proviso below, the first Business Day that is a Friday at least five (5) Business Days following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or in each case at such other time and place as the parties hereto may mutually agree in writing; provided,  however, that (a) notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, Buyer shall not be obligated to effect the Closing prior to the fifth (5th) Business Day following the Marketing Period Termination Date, unless Buyer shall request an earlier date on three (3) Business Days prior written notice (but, subject in such case, to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions)) and (b) in the event that the condition set forth in Section 7.1(b) relating to the Connecticut Public Utility Regulatory Authority and all other conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, in each case, on or before October 20, 2014, Closing shall occur on October 24, 2014 or such other time as the parties hereto may mutually agree in writing.  The date on which the Closing occurs is the “Closing Date”.  Closing shall be deemed to take effect at 11:59 p.m. local time on the Closing Date (the “Effective Time”).

2.	Amendment to Section 3.6(a) of the SPA. The words “12:01 a.m. Connecticut time, on the Closing Date” in the first sentence of Section 3.6(a) of the SPA are deleted and replaced with the following:

the Effective Time

3.	Amendment to Section 3.6(b) of the SPA. The words “12:01 a.m. Connecticut time, on the Closing Date” in the first sentence of Section 3.6(b) of the SPA are deleted and replaced with the following:

the Effective Time

4.	Amendment to Section 6.20 of the SPA. Section 6.20 of the SPA is amended to add the following after subsection (b):

(c)  In the event that Buyer is not prepared to commence Cutover (as defined in Seller Schedule 6.20) immediately following the Closing, Seller or its Subsidiaries shall continue to operate and manage, on behalf of Buyer, the Transferred Business from Closing until the commencement of Cutover.  Seller or its Subsidiaries shall operate the Transferred Business after the Closing until commencement of Cutover in the same manner as the Transferred Business were operated immediately prior to the Closing, subject to any changes mutually agreed to by the parties in good faith.  No later than sixty (60) days prior to the Closing Date (as estimated by the parties in good faith), the parties shall mutually assess the specifics of the operation and management of the Transferred Business (after the Closing and prior to the commencement of Cutover) pursuant to the Transition Services Agreement.  No later than October 1, 2014, Buyer shall definitively notify Seller whether Pre-Cutover Services (as defined in the Transition Services Agreement) will be required; in the event that Buyer notifies Seller that Pre-Cutover Services are required, such services shall be provided in accordance with the Transition Services Agreement.

5.	Amendment to Section 9.1(b) of the SPA. Section 9.1(b) of the SPA is deleted and replaced with the following:

(b)  by either Buyer or Seller, by giving written notice of such termination to the other party, if the Closing shall not have occurred by December 16, 2014 (as extended pursuant to this Section 9.1, the “Termination Date”); provided,  however, that the Termination Date may be extended from time to time by either Buyer or Seller one or more times to a date not beyond June 16, 2015 in the event that the conditions set forth in Section 7.1(a), Section 7.1(b), Section 7.2(a) or Section 7.3(a) have not been satisfied or waived;

6.

Amendment to Seller Schedule 6.20.  “Attachment – Cutover Plan” to Seller Schedule 6.20 is deleted and replaced in its entirety with “Attachment – Cutover Plan (amended as of August 13, 2014)” as set forth in Exhibit A hereto.

7.	Effect of Amendment. Except as specifically amended herein, the SPA shall remain in full force and effect, and is hereby ratified and confirmed.

8.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Amendment.

9.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the state of New York.

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IN WITNESS WHEREOF, the Parties have executed or caused this Amendment to be executed as of the date first written above.

AT&T INC.
By: /s/ Rick Moore
Name: Rick Moore
Title: SVP – Corporate Development
FRONTIER COMMUNICATIONS CORPORATION
By: /s/ Daniel J. McCarthy
Name: Daniel J. McCarthy
Title: President and Chief Operating Officer